SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. N/A)


                    WASATCH INTERACTIVE LEARNING CORPORATION
                                (Name of Issuer)


                         Common stock, $.0001 par value
                         (Title of Class of Securities)


                                     936794
                                 (CUSIP Number)


                            Elliot H. Lutzker, Esq.
                            Snow Becker Krauss P.C.
                605 Third Avenue, New York, New York 10158-0125
                                 (212) 687-3860
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 20, 2000
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


                         (Continued on following pages)
                               (Page 1 of 4 Pages)

CUSIP No. 936794                       13D                     Page 2 of 4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Barbara J. Morris

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,750,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,750,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,750,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item  1.   Security and Issuer.

     This Statement relates to shares of common stock, $0.001 par value (the "Common Stock"), of Wasatch Interactive Learning Corporation, a Washington corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5250 South Commerce Drive, Salt Lake City, Utah 84107.

Item 2.   Identity and Background.

     (a) This Statement is filed on behalf of Barbara J. Morris, the registered owner of the shares of Common Stock in respect of which this Statement has been filed. (the "Reporting Person").

     (b) The business address of the Reporting Person is c/o Wasatch Interactive Learning Corporation, 5250 South Commerce Drive, Salt Lake City, Utah 84107 .

     (c) The principal occupation of Barbara J. Morris is President, Chief Executive Officer and a Director of the Issuer.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Barbara J. Morris is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Reporting Person acquired 2,250,000 shares of Common Stock in connection with the statutory merger of Wasatch Interactive Learning Corporation, a Utah Corporation ("WILC-Utah") with and into the Issuer on February 4, 2000, pursuant to an Agreement and Plan of Reorganization dated, January 20, 2000, in exchange for and in consideration of Ms. Morris' WILC-Utah stock, which she paid for in cash with her personal funds.

Item 4.  Purpose of Transaction.

     The Reporting Person acquired the Shares in connection with the merger of the Issuer with WILC-Utah as described in Item 3 above. Absent any change in personal circumstances, the Reporting Person intends to maintain her equity position in the Issuer and does not have any plans or proposals to engage in any other extraordinary actions with the Issuer

                               (Page 3 of 4 Pages)

Item 5.  Interest in Securities of the Issuer.

     (a) Barbara J. Morris beneficially owns 2,750,000 shares of Common Stock, representing approximately 33.7% of the outstanding shares of Common Stock of the Issuer.1

     (b) Barbara J. Morris has sole voting and dispositive power with respect to 2,750,000 shares of Common Stock including Shares underlying 500,000 currently exercisable stock warrants and options. All options are subject to earlier vesting based on the Company's ability to achieve certain economic goals. This excludes an aggregate of 200,000 shares underlying stock options which are not currently exercisable and 450,000 shares underlying Class B Common Stock
Purchase  Warrants  issuable  upon  exercise  of  450,000  Class A Common  Stock
Warrants

     (c) The Reporting Person has not, in the past sixty days, engaged in any other transactions involving shares of Common Stock of the Issuer.

     (d) and (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person disclaims beneficial ownership of an additional 308,642 and 41,454 shares of Common Stock and 61,720 and 8,291 Class A Common Stock Purchase Warrants held by Hickory Creek LLC and Dormax LLC, respectively, established for estate planning purposes, for which Ms. Morris is not a manager, exercises no control to vote or dispose of the shares and of which she disclaims beneficial ownership.

Item 7.  Material to be Filed as Exhibits.

     None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2000                              /s/ Barbara J. Morris
                                                  ------------------------------
                                                       Barbara J. Morris


--------
     (1) Based on 7,658,334 Shares of the Issuer outstanding as of April 10, 2000, plus 500,000 shares issuable upon currently exercisable stock warrants and options.

                               (Page 4 of 4 Pages)